Exhibit 21

HERITAGE HOLDINGS, INC.

Subsidiaries

As of December 31, 2018, the Company had the following active subsidiaries:

Wholly-owned subsidiaries of Heritage Holdings, Inc.	State of Incorporation
Heritage Property & Casualty Insurance Company, Inc.	Florida
NBIC Holdings, Inc.	Delaware
Zephyr Acquisition Company	Delaware
Heritage MGA, LLC	Florida
Osprey Re Ltd	Bermuda
Contractors’ Alliance Network	Florida
BRC Restoration Specialists, Inc.	Florida
Skye Lane Properties, LLC	Florida
First Access Insurance Group, LLC	Florida
Wholly-owned subsidiaries of NBIC Holdings, Inc.	State of Incorporation
Narragansett Bay Insurance Company	Rhode Island
NBIC Financial Holdings, Inc.	Rhode Island
Pawtucket Insurance Company	Rhode Island
Westwind Underwriters, Inc.	Delaware
Wholly-owned subsidiaries of Zephyr Acquisition Company.	State of Incorporation
HI Holdings, Inc.	Hawaii
Zephyr Insurance Company, Inc.	Hawaii